

EXHIBIT 99.1

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW RECEIVES FINAL COURT APPROVAL FOR PLAN OF ARRANGEMENT AND ANNOUNCES BEGINNING OF CLAIMS PROCESS

Montréal, Canada, May 20, 2005 – Telesystem International Wireless Inc. ("TIW" or the "Company") today announced that the Superior Court, District of Montreal, Province of Québec has issued a final order approving a Plan of Arrangement under the Canada Business Corporations Act. As previously announced, TIW shareholders approved the arrangement at a meeting held on May 19, 2005.

TIW will operate under a court supervised Plan of Arrangement to complete the transaction with Vodafone announced on March 15, 2005, proceed with its liquidation, including the implementation of a claims process and the distribution of net cash to shareholders, cancel its common shares and proceed with its final distribution and be dissolved.

As part of the Plan of Arrangement, TIW will seek, under the supervision of the Court, the expeditious identification and resolution of claims as of May 20, 2005 against the Company in order to accelerate distributions to shareholders. A claims bar date has been set at July 8, 2005.

The Court has appointed KPMG Inc. as monitor to perform the duties provided in the claims identification process approved by the Court, including the identification and valuation of claims, and the reporting to the Court and the Company on the claims received and as to any further steps required for dealing with such claims.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions.



Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations.

We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with over 6.9 million. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

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FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca
Our web site address is: www.tiw.ca